Exhibit 99.1

CI Financial to Acquire RegentAtlantic, a Leading US$6-Billion New York-Area Wealth Manager

CI’s U.S. wealth management assets surpass US$100 billion in less than two years

MIAMI & TORONTO & MORRISTOWN, N.J.--(BUSINESS WIRE)--December 6, 2021--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) and RegentAtlantic Capital, LLC (“RegentAtlantic”) today announced an agreement under which CI will acquire RegentAtlantic, a registered investment advisor with US$6.0 billion in assets under management.

Founded in 1982, RegentAtlantic serves high-net-worth individuals and families and institutions on the East Coast and across the United States from offices in Morristown, N.J., and New York City. It offers a comprehensive range of wealth planning services, including financial planning and investment management, customized to the needs of each client.

“RegentAtlantic’s success stems from a disciplined wealth management process focused on the distinct needs of high-net-worth clients, an approach that has created deep client loyalty and contributed to the firm’s strong growth,” said Kurt MacAlpine, CI Chief Executive Officer. “RegentAtlantic is a great strategic and cultural fit with the existing firms and leadership within CI Private Wealth and fully supports our vision of building the country’s leading wealth management firm.”

“There is an ever-growing need for quality financial advice and that presents an opportunity for firms like ours. CI Private Wealth will be the ideal partner for our team as we embark on the next phase of our growth and development,” said George Stapleton, Chief Executive Officer of RegentAtlantic. “We look forward to working with our CI Private Wealth colleagues, who represent some of America’s other leading RIAs, and are confident this collaboration will benefit our team and our clients.”

As part of the transaction, all partners in RegentAtlantic will become equity partners in CI Private Wealth, the private partnership that will hold CI’s U.S. wealth management business. As part of the transaction, Fiduciary Network, LLC (“FN”) which first invested in RegentAtlantic in 2007, exchanged convertible indebtedness of Regent into non-convertible, unsecured, fixed-interest indebtedness of CI Financial with a term of three years, subject to early repayment rights of FN and prepayment rights of CI Financial.

RegentAtlantic’s accolades include being named to the Barron’s list of Top 100 RIA Firms in 2020 and 2021, and the Financial Times list of Top 300 RIAs in 2020. The firm’s offering includes specialty service areas focused on business owners, corporate executives, non-profits, food and beverage industry entrepreneurs, women on Wall Street, retirement, senior care, and collectibles. It also provides private trust services through RegentAtlantic Private Trust and 401(K) plan management for businesses.

RegentAtlantic will deepen CI’s presence on the East Coast and be CI’s third RIA affiliate with an office in New York City.

The transaction will also push CI’s U.S. assets past the US$100-billion mark for the first time since CI entered the U.S. wealth management sector in January 2020 – making CI one of the industry’s fastest-growing firms. Following the completion of all announced transactions, CI’s U.S. assets are expected to reach approximately US$105 billion (C$130 billion), while its total assets globally are anticipated to reach US$291 billion (C$360 billion).

This transaction is expected to close later this month, subject to regulatory and other customary closing conditions. The Asset & Wealth Management Investment Banking Group of Raymond James & Associates, Inc. served as advisors to RegentAtlantic. CI was advised by Hogan Lovells US LLP. Financial terms were not disclosed.

Asset amounts are as at November 30, 2021 for RegentAtlantic and October 31, 2021 for CI.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$331.8 billion (US$267.8 billion) in client assets as at October 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Budros, Ruhlin & Roe, Inc., Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

Participation in Barron’s Top 100 RIA Firms ranking is by invitation only and limited to firms that meet the minimum eligibility requirements. As with all Barron’s rankings, Barron’s does not disclose the proprietary formula. Some general guidance on Barron’s methodology: Participating firms were evaluated and ranked on a wide range of quantitative and qualitative data, including assets overseen by the firm, revenue generated by the firm, level of technology spending, number of clients, size of staff, diversity across staff, and placement of a succession plan. The number of firms invited to participate in 2021 was not disclosed by Barron’s nor were the number of firms that meet the legibility requirements. The ranking is not indicative of the RegentAtlantic’s past or future performance. Neither the Firm nor its executives pay a fee to Barron’s in exchange for the ranking. Barron’s is a registered trademark of Dow Jones & Company, L.P. All rights reserved.

The Financial Times 300 Top Registered Investment Advisers is an independent listing produced annually by Ignites Research, a division of Money-Media, Inc., on behalf of the Financial Times. The FT 300 is based on data gathered from RIA firms, regulatory disclosures, and the FT’s research. The listing reflected each practice’s performance in six primary areas: assets under management, asset growth, compliance record, years in existence, credentials and online accessibility. Over 750 qualified firms applied for the award, 20 of which have offices in New Jersey, and 300 were selected (40%). This award does not evaluate the quality of services provided to clients and is not indicative of the practice’s future performance. Neither the RIA firms nor their employees pay a fee to The Financial Times in exchange for inclusion in the FT 300.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of RegentAtlantic, GLAS Funds, LLC, Gofen and Glossberg, LLC, and R.H. Bluestein & Co. will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com